Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

This FAQ was made available on March 25, 2015 to certain members of Kraft Foods Group, Inc.’s management and investor relations department.

The Kraft Heinz Company

FAQ

1.	What is the strategic rationale of this combination?

This is a transformative deal in a fast-evolving food and beverage landscape. We are confident that over the long-term, the industry will converge around lean, nimble and global champions, and now, the Kraft Heinz Company will lead the way with a powerful combination of best brands and enormous talent.

The strategic rationale for this deal has a few elements. First, it is about growth, particularly internationally. The transaction will provide Kraft brands with a platform for growth worldwide. Second is cost savings. The transaction will generate $1.5 billion in synergies and enable us to become a leaner organization, ensuring that the combined company is run as efficiently as possible. Third, is potential for investment in brands and innovation. The cost savings generated by this transaction will allow us to invest more in marketing and innovation and enable fact-based consumer insights to drive those investments. This puts us in an even better position to deliver both to our consumers and to our customers.

2.	How will this transaction accelerate the growth of Kraft brands?

First, it will provide a platform for international growth. Heinz has a diversified geographical footprint with 60% of sales today from outside North America. Kraft has an iconic portfolio of brands but almost all in North America. Second, the scale of our footprint will help us win by utilizing the synergies and cost savings from combining our businesses and leveraging a larger and stronger portfolio with our customers.

3.	Does this mean that Kraft had challenges to grow without a deal?

Recent challenges on the topline cannot be denied, but we still believe in the power and potential of our brands. This deal will only help accelerate our pace of change and path towards profitable growth.

4.	What will happen to Kraft Leadership?

When the transaction closes, Alex Behring, Chairman of Heinz and the Managing Partner at 3G, will become the Chairman of The Kraft Heinz Company. John Cahill, Kraft Chairman and Chief Executive Officer, will become Vice Chairman and head of a newly formed operations and strategy committee of the Board of Directors.

Bernardo Hees, Chief Executive Officer of Heinz, will be appointed Chief Executive Officer of The Kraft Heinz Company. The new executive team for the combined global company will be identified during the transition and will be announced at the time of closing.

5.	Where will the headquarters of the combined company be located?

There will be co-headquarters in Pittsburgh and the Chicago area. The majority of the Kraft brands and business will remain headquartered in the Chicago area and the majority of the Heinz brands and businesses will remain headquartered in Pittsburgh.

6.	How long do Berkshire Hathaway and 3G expect to be investors in the new company?

3G and Berkshire Hathaway are committed to the long-term ownership of The Kraft Heinz Company.

7.	When will the deal close?

The deal is expected to close in the second half of 2015 and it is business as usual until then.

8.	What will happen to the two manufacturing networks?

It is too early to speculate on any details. It is business as usual until the transaction closes.

9.	Do you anticipate layoffs?

We have had a focus on operational excellence, including cost cutting in our businesses, for some time. It is too early to speculate. Any time two companies are combined, there will be changes, but there will be a lot of opportunity as well.

10.	What happens to the commitments we have made to our local community?

Both Kraft and Heinz have touched the lives of many through our manufacturing footprint to our community involvement. We see this as an important pillar of our culture and one we will embrace as The Kraft Heinz Company moving forward. The new company is committed to supporting local charities and community relationships in which it operates.

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “might,” “will,” “should,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future”, “potential,” “intend,” “seek to,” “plan,” “assume,” “believe,” “target,” “forecast,” “goal,” “objective,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz intends to file a registration statement on Form S-4, containing a proxy statement/prospectus (the “S-4”) with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the S-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.